8-3-2004

[redacted]NITED STATES
ID EXCHANGE COMMISSION
ington, D.C. 20549

04016664

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-53480 |

RECEIVED JUL 29 2004 152

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 06/01/03 (MM/DD/YY) AND ENDING 05/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Virchow Krause Capital, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Terrace Court
(No. and Street)

| Madison | WI | 53718 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim Tredinnick — 608-240-2318
**(Area Code - Telephone No.)**

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
**(Name – if individual, state last, first, middle name)**

| One South Wacker Drive | Chicago | IL | 60606-3392 |
|---|---|---|---|
| **(Address)** | **(City)** | **(State)** | **(Zip Code)** |

PROCESSED AUG 05 2004 THOMSON FINANCIAL

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

**Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.**

## OATH OR AFFIRMATION

I, Kim Tredinnick, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Virchow Krause Capital, LLC, as of May 31, 2004, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

20th day of July, 2004

Nancy J. Simenson

Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Kim R. Tredinnick

Signature

Chief Financial Officer

Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

# VIRCHOW KRAUSE CAPITAL, LLC

TABLE OF CONTENTS

# VIRCHOW KRAUSE CAPITAL, LLC

Madison, WI

## Statements of Financial Condition

**May 31, 2004 and 2003**

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

Member and Board of Directors
Virchow Krause Capital, LLC
Madison, WI

We have audited the accompanying statement of financial condition of Virchow Krause Capital, LLC (a wholly-owned subsidiary of Virchow, Krause & Company, LLP) as of May 31, 2004 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. The statement of financial condition of Virchow Krause Capital, LLC as of May 31, 2003, was audited by other auditors whose report dated June 27, 2003, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Virchow Krause Capital, LLC as of May 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
July 8, 2004

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

# VIRCHOW KRAUSE CAPITAL, LLC

STATEMENTS OF FINANCIAL CONDITION
May 31, 2004 and 2003

### *ASSETS*

| | 2004 | 2003 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ 346,288 | $ 246,425 |
| Accounts receivable | 606,816 | 83,943 |
| Prepaid expenses | 3,782 | 3,507 |
| **TOTAL ASSETS (all current)** | $ 956,886 | $ 333,875 |

### *LIABILITIES AND MEMBER'S EQUITY*

| | 2004 | 2003 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts payable to related party | $ 44,945 | $ 18,452 |
| Retainers received from clients | 55,000 | 53,000 |
| **TOTAL LIABILITIES (all current)** | 99,945 | 71,452 |
| **MEMBER'S EQUITY** | 856,941 | 262,423 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ 956,886 | $ 333,875 |

See notes to financial statements.

## NOTE 1 - Organization and Nature of Business

Virchow Krause Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the NASD. The Company is an "introducing broker," electing not to carry customer monies or securities. The Company's primary sources of revenue are commissions from private investment banking activities, including private placement equity offerings, mergers and acquisitions, financial restructuring and advisory services and sales of annuity products. Private Placement Offerings are sold on a subscription way basis.

The Company is a Wisconsin limited liability company that is a wholly-owned subsidiary of Virchow, Krause & Company, LLP (VK). The Company was formed on August 21, 2001 and operates with a May 31 fiscal year end.

## NOTE 2 - Significant Accounting Policies

*Cash and Cash Equivalents*

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less, that are not held for sale in the ordinary course of business.

The Company maintains its cash balances primarily in area banks. Cash balances are insured up to $100,000 per bank by the FDIC. At times the Company has cash balances on deposit with banks that exceed the FDIC insured amount.

*Accounts Receivable*

As of May 31, 2004 and 2003 all receivables are considered to be collectible and no allowance for doubtful accounts is deemed necessary.

*Revenue Recognition*

The Company recognizes revenue from private placements that are on a commission basis at the time of settlement of the related offering or at the time that all related services required by the Company to complete the offering have been provided. Revenue from engagements completed on a time and material basis, such as from providing merger and acquisition and financial restructuring advisory services, are recognized at the time service is rendered. Commissions from annuity sales are recognized at the time of sale of the annuity product.

*Income Taxes*

The Company elected to be taxed as a partnership effective August 21, 2001. The net income or loss of the Company is allocated to VK (the sole member) and is included on its partnership tax return. Therefore no provision for income taxes is included in the accompanying financial statements.

## NOTE 2 - Significant Accounting Policies (cont.)

*Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 3 - Related Party Transactions

The Company is wholly owned by VK, who charges the Company a monthly administrative fee for administrative duties performed by VK on the Company's behalf. The Company also reimburses VK monthly for salaries and wages it pays on the Company's behalf. In addition, the Company paid commission fees to an entity related through common ownership.

At May 31, 2004 and 2003, respectively, the Company had accounts payable of $44,945 and $18,452 due to VK for the above reimbursements and fees.

## NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company's minimum net capital requirement is the greater of $5,000 or 6 2/3% of aggregate indebtedness (or, that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At May 31, 2004 and 2003, the Company had net capital of $246,343 and $174,974, respectively, which was correspondingly $239,680 and $169,974 in excess of its required net capital of $6,663 and $5,000, respectively. At May 31, 2004 and 2003, the Company's net capital ratio was 0.41 to 1.00.

## NOTE 5 - Concentration of Revenue

Following is the revenue received from significant clients for the years ending May 31, 2004 and 2003:

| | 2004 | 2003 |
|---|---|---|
| Client A | $ 2,852,667 | $ - |
| Client B | 446,800 | - |
| Client C | - | 477,419 |
| Client D | - | 240,700 |
| Client E | Not significant | 133,784 |